November 30, 2010

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Jaramillo
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:     Maxim Integrated Products, Inc.
Form 10-K for Fiscal Year ended June 26, 2010
Filed August 19, 2010
File No. 001-34192

Dear Mr. Jaramillo:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 29, 2010 (the “Comment Letter”), regarding the Staff's review of the above-referenced Annual Report on Form 10-K of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff's comments below in italics and following each comment is our response thereto.

Signatures

1.    It appears that you have not included the signature from the individual who is acting as your principal financial officer or the individual who is acting as your principal accounting Officer or controller after the second signature block. If not, please amend your Form 10-K to include those signatures. Otherwise, please tell us how you have complied with General instruction D(2)(a) of form 10-K.

Response: The Company agrees that, in accordance with General Instruction D(2)(a) of Form 10-K, the Company's Annual Report on Form 10-K should be signed by the Company, the Principal Executive Officer, the Principal Financial Officer, the Principal Accounting Officer or Controller, and by the majority of the Board of Directors. All requisite signatures appear on the Company's previously filed 10-K except for the signature of the Company's Principal Financial Officer, which was inadvertently omitted. Accordingly, the Company is amending its Form 10-K to include the signature of its Principal Financial Officer.

Exhibits

1.    We note your disclosure on page 12 that Avnet Electronics accounted for approximately 12% of your revenues in 2010 and 2009. Please file your distribution agreement with Avnet as an exhibit, or tell us how you determined it was not required to be filed by Item 601(b)(10) of Regulation S-K.

Response: The Company believes that its distribution agreement with Avnet, Inc. (“Avnet”) is not a material agreement that is required to be filed under Item 601(b)(10) of Regulation S-K because the agreement was made in the ordinary course of the Company's business, and it is not a contract upon which the Company's business is substantially dependent (and none of the other categories of Item 601(b)(10)(ii) are applicable). The majority of the Company's sales are made directly to customers. The Company utilizes distributors, such as Avnet, to reach certain customers that cannot be efficiently serviced through the direct sales channel. While approximately 12% of the Company's total revenue in each of 2009 and 2010 was recognized from sales to Avnet, Avnet is merely a distributor and resells the Company's products to thousands of end users, none of which are material on an individual basis. Many distribution companies compete for the right to distribute the Company's products and the Company believes that it could smoothly transition these sales to one or more of these alternative distributors in the event its business relationship with Avnet were to be terminated. In fact, the Company successfully changed international distributors in the past, as it seamlessly moved some of its distribution business from another distributor to Avnet in 2008, without any material disruption to end-users. The Company confirms that it will continue to evaluate on an ongoing basis whether its business is substantially dependent on the Avnet agreement, as well as its other agreements, and will file such agreements if they ever become material for purposes of Item 601(b)(10).
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 The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please contact me at (408) 737-7600 with any follow up questions you may have.

In the future, we would appreciate it if a copy of correspondence from you office be directed to Edwin B. Medlin, Vice President and General Counsel, Facsimile (408) 331-1324, or to myself, Mark Casper, Associate General Counsel, Facsimile (408) 331-1473, instead of to Mr. Charles Rigg. Thank you.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper
By:    Mark J. Casper
Associate General Counsel

cc:    Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig Adas, Esq.
Weil, Gotshal & Manges LLP